UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 0-25789

Word Monitor Trust – Series C

(Exact name of registrant as specified in its charter)

One New York Plaza

13th Floor

New York, NY 10292

(212) 778-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series C Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, World Monitor Trust – Series C has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WORLD MONITOR TRUST – SERIES C

Date:	September 23, 2004	By:	Prudential Securities Financial Management Inc., Managing Owner

			By:	/s/ Brian Martin

Name: Brian Martin Tile: President